Exhibit 99.1

Delixy Holdings Limited

883 North Bridge Road

#04-01

Southbank

Singapore 198785

PROXY STATEMENT AND NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 23, 2026

January 21, 2026

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Delixy Holdings Limited, a Cayman Islands exempted company (the “Company”), will be held on February 23, 2026, at 10:00 AM, Singapore Standard Time (February 22, 2026, at 9:00 PM, Eastern Time), at the principal office of the Company located at 883 North Bridge Road, #04-01 Southbank, Singapore 198785, for the following purposes:

1.          Proposal One. By a special resolution, to approve the re-designation and re-classification of the authorised and issued share capital of the Company and adoption of the Second Amended and Restated Memorandum and Articles of Association to implement a dual class share structure, such that:

(A)        the authorized and issued share capital of the Company be re-designated and re-classified as follows:

From:   US$2,500 divided into 500,000,000 shares of a nominal or par value of US$0.000005 each;

To:        US$2,500 divided into 450,000,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 50,000,000 Class B ordinary shares of a nominal or par value of US$0.000005 each;

By:       the re-designation and re-classification of 442,826,000 unissued shares of a nominal or par value of US$0.000005 each into 442,826,000 unissued Class A ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By:       the re-designation and re-classification of 40,824,000 unissued shares of a nominal or par value of US$0.000005 each into 40,824,000 unissued Class B ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By:       the re-designation and re-classification of (i) 16,350,000 issued ordinary shares of a nominal or par value of US$0.000005 each into 7,174,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 9,176,000 Class B ordinary shares of a nominal or par value of US$0.000005 each as set out in the table below with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Mega Origin Holdings Limited	9,176,000	9,176,000 Class B Ordinary Shares
All other shareholders	7,174,000	7,174,000 Class A Ordinary Shares

(B)        the existing clause 8 of the existing memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$2,500 divided into (a) 450,000,000 Class A Ordinary Shares with a par value of US$0.000005 each and (b) 50,000,000 Class B Ordinary Shares with a par value of US$0.000005 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)        the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

2.          Proposal Two. By an ordinary resolution, to adopt the Delixy Holdings Limited 2026 Equity Incentive Plan (the “Plan”), as set forth in Annex B to the Notice of the Extraordinary General Meeting.

3.          Proposal Three. By an ordinary resolution, to approve that:

(A)        the consolidation of all the issued and unissued shares of the Company, of whatever class or series, be and is hereby approved at a ratio of not less than one (1) share for every two (2) shares and not more than one (1) share for every five hundred (500) shares (the “Range”), with the exact consolidation ratio, being a whole number within the Range, to be determined on one occasion by the board of directors of the Company (the “Board”) in its sole discretion within 180 days from the date of passage of this resolution (the “Share Consolidation”); and

(B)        in connection with the Share Consolidation, the Board be and is hereby authorized, in its sole discretion and on such terms as it considers expedient, to deal with any fractional entitlements arising from the Share Consolidation, including (without limitation) by: (i) capitalizing all or any part of any amount standing to the credit of any reserve or fund of the Company (including the share premium account and retained earnings or profit and loss account), whether or not such amount is available for distribution; and (ii) applying such capitalized amount in paying up in full unissued shares of the Company to be issued to shareholders for the purpose of rounding up fractional entitlements resulting from the Share Consolidation, and to take all such actions and execute all such documents as the Board may consider necessary or desirable to give effect to the foregoing.

Holders of record of our Ordinary Shares at the close of business on January 21, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting. The Board urges shareholders to vote “FOR” Proposal One, Proposal Two and Proposal Three.

A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about January 21, 2026.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,
Sincerely,
/s/ Xie Dongjian
Xie Dongjian
Executive Chairman, Chief Executive Officer and Executive Director

Delixy Holdings Limited

883 North Bridge Road

#04-01 Southbank, Singapore 198785
_____________________________________________________________________________________________

Proxy Statement

The board of directors (the “Board”) of Delixy Holdings Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on February 23, 2026, at 10:00 AM, Singapore Standard Time (February 22, 2026, at 9:00 PM, Eastern Time) at the principal office of the Company located at 883 North Bridge Road, #04-01 Southbank, Singapore 198785.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the re-designation and re-classification of the authorised and issued share capital of the Company and adoption of the Second Amended and Restated Memorandum and Articles of Association to implement a dual class share structure, and 2) the adoption of the Plan.

What are the Board’s recommendations?

Our Board recommends that you vote:

•        FOR the approval of the re-designation and re-classification of the authorised and issued share capital of the Company and adoption of the Second Amended and Restated Memorandum and Articles of Association;

•        FOR the adoption of the Plan; and

•        FOR the approval of the Share Consolidation.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on January 21, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 16,350,000 Ordinary Shares issued and outstanding. Holders of Ordinary Shares as of the Record Date are entitled to one vote for each Ordinary Share held as of the Record Date on each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and by written request for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record.    If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

•        filing with us a written notice of revocation of your proxy,

•        submitting a properly signed proxy card by mail, email or fax bearing a later date,

•        voting over the Internet, or

•        voting in person at the Meeting.

Shareholders will not be able to vote through the live audio-visual webcast on the Proposals to be tabled for approval at the Meeting. Shareholders who wish to exercise their votes must submit a Proxy Form to appoint the Chairman of the Meeting to cast votes on their behalf. If you are a shareholder of record, meaning that you hold your shares in certificate form, you have the following voting options:

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign, date, and return your voting card in the enclosed envelope.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting is on February 22, 2026, at 11:59 A.M., Singapore Standard Time (February 21, 2026 at 10:59 P.M., Eastern Time).

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

•        FOR the approval of the re-designation and re-classification of the authorised and issued share capital of the Company and adoption of the Second Amended and Restated Memorandum and Articles of Association;

•        FOR the adoption of the Plan; and

•        FOR the approval of the Share Consolidation.

What constitutes a quorum?

According to the Company’s Articles of Association, two (2) members entitled to vote present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

•        Proposal One requires a special resolution, being a resolution passed by a majority of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•        Proposal Two requires an ordinary resolution, being a resolution passed by a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•        Proposal Three requires an ordinary resolution, being a resolution passed by a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

For the purpose of determining whether the shareholders have approved Proposal One, Proposal Two and Proposal Three, abstentions and broker non-votes, if any, will have no effect on the outcome of these proposals, although they will be counted for purposes of determining whether there is a quorum present.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

•        filing with us a written notice of revocation of your proxy,

•        submitting a properly signed proxy card by mail, email or fax bearing a later date,

•        voting over the Internet, or

•        voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at +1 (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Delixy Holdings Limited

883 North Bridge Road

#04-01 Southbank

Singapore 198785

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Delixy Holdings Limited

883 North Bridge Road

#04-01 Southbank

Singapore 198785

PROPOSAL ONE

TO APPROVE A DUAL-CLASS SHARE STRUCTURE

General

The Board of Directors unanimously approved a resolution to submit to a vote of shareholders a proposal to, by a special resolution, approve the re-designation and re-classification of the authorised and issued share capital of the Company and the adoption of the Second Amended and Restated Memorandum and Articles of Association, such that:

(A)    the authorized and issued share capital of the Company be and is hereby re-designated and re-classified as follows:

From: US$2,500 divided into 500,000,000 shares of a nominal or par value of US$0.000005 each;

To: US$2,500 divided into 450,000,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 50,000,000 Class B ordinary shares of a nominal or par value of US$0.000005 each;

By: the re-designation and re-classification of 442,826,000 unissued shares of a nominal or par value of US$0.000005 each into 442,826,000 unissued Class A ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of 40,824,000 unissued shares of a nominal or par value of US$0.000005 each into 40,824,000 unissued Class B ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of (i) 16,350,000 issued ordinary shares of a nominal or par value of US$0.000005 each into 7,174,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 9,176,000 Class B ordinary shares of a nominal or par value of US$0.000005 each as set out in the table below with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Mega Origin Holdings Limited	9,176,000	9,176,000 Class B Ordinary Shares
All other shareholders	7,174,000	7,174,000 Class A Ordinary Shares

(B)    the existing clause 8 of the existing memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$2,500 divided into (a) 450,000,000 Class A Ordinary Shares with a par value of US$0.000005 each and (b) 50,000,000 Class B Ordinary Shares with a par value of US$0.000005 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)    the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Potential Effects

Following the effectiveness of the proposed dual-class share structure, each Class A Ordinary Share will be entitled to one (1) vote and each Class B Ordinary Share will be entitled to fifty (50) votes on all matters submitted for a vote of shareholders, together with such other rights, preferences and privileges as set out in the Second Amended and Restated Memorandum and Articles of Association. The Class B Ordinary Shares will be convertible into Class A Ordinary Shares in accordance with, and subject to, the provisions of the Second Amended and Restated Memorandum and Articles of Association.

The re-designation and re-classification of the Company’s authorised and issued share capital into Class A Ordinary Shares and Class B Ordinary Shares will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Future issuances of Class A Ordinary Shares or Class B Ordinary Shares, or securities convertible into such shares, may have a dilutive effect on the economic and/or voting interests of current shareholders. In particular, because Class B Ordinary Shares carry fifty (50) votes per share, any future issuance of Class B Ordinary Shares could significantly dilute the voting power of existing holders of Class A Ordinary Shares. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking such actions as it deems to be consistent with its fiduciary duties.

Vote Required

This Proposal requires a special resolution, being a resolution passed by a majority of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL ONE.

PROPOSAL TWO

TO ADOPT THE DELIXY HOLDINGS LIMITED 2026 EQUITY INCENTIVE PLAN (THE “PLAN”)

General

The Board of Directors unanimously approved a resolution to submit to a vote of shareholders a proposal to, by an ordinary resolution, adopt the Plan, as set forth in Annex B to the Notice of the Extraordinary General Meeting.

Potential Effects

Adoption of the Plan will permit the Company to grant options, restricted share units and other share-based awards covering up to 10% of the Company’s issued and outstanding Ordinary Shares as of the date of adoption. The issuance of Ordinary Shares pursuant to awards under the Plan, the amount and terms of which will be determined by the Compensation Committee of the Board of Directors (or such other committee as may administer the Plan), could increase the total number of Ordinary Shares outstanding and dilute the interests of existing shareholders.

The Board of Directors believes that the potential dilutive effect of the Plan is outweighed by the anticipated benefits of aligning the interests of directors, officers, managers, employees, consultants and advisors with those of shareholders, and by enhancing the Company’s ability to attract and retain key personnel. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This proposal requires an ordinary resolution, being a resolution passed by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS
VOTE “FOR” THIS PROPOSAL TWO.

PROPOSAL THREE

TO APPROVE THE SHARE CONSOLIDATION

General

The Board of Directors unanimously approved a resolution to submit to a vote of shareholders a proposal to, by an ordinary resolution, approve that:

(A)    the consolidation of all the issued and unissued shares of the Company, of whatever class or series, be and is hereby approved at a ratio of not less than one (1) share for every two (2) shares and not more than one (1) share for every five hundred (500) shares (the “Range”), with the exact consolidation ratio, being a whole number within the Range, to be determined on one occasion by the board of directors of the Company (the “Board”) in its sole discretion within 180 days from the date of passage of this resolution (the “Share Consolidation”); and

(B)    in connection with the Share Consolidation, the Board be and is hereby authorized, in its sole discretion and on such terms as it considers expedient, to deal with any fractional entitlements arising from the Share Consolidation, including (without limitation) by: (i) capitalizing all or any part of any amount standing to the credit of any reserve or fund of the Company (including the share premium account and retained earnings or profit and loss account), whether or not such amount is available for distribution; and (ii) applying such capitalized amount in paying up in full unissued shares of the Company to be issued to shareholders for the purpose of rounding up fractional entitlements resulting from the Share Consolidation, and to take all such actions and execute all such documents as the Board may consider necessary or desirable to give effect to the foregoing.

Purpose of the Share Consolidation

The Company believes that the Share Consolidation is in the commercial and best interests of the Company and its shareholders and is undertaken for proper corporate purposes. The primary purpose of the Share Consolidation is to increase the per-share trading price of the Company’s ordinary shares, which the Company believes may help the Company maintain compliance with applicable Nasdaq listing requirements. A higher per-share trading price may also improve the marketability and liquidity of the Company’s shares and enhance the perception of the Company among investors, analysts, and other market participants. There can be no assurance, however, that the Share Consolidation will have the intended effects.

Fractional Shares

No fractional shares will be issued as a result of the Share Consolidation. Pursuant to the authority granted under this Proposal, the Board will be authorized, in its sole discretion, to round up fractional entitlements resulting from the Share Consolidation at the shareholder or participant level, including through the issuance of additional shares paid up through the capitalization of reserves, as permitted under applicable law.

Effects of the Share Consolidation

Upon the Share Consolidation becoming effective, all authorized but unissued ordinary shares of the Company will be consolidated at a ratio of not less than one (1) share for every two (2) shares and not more than one (1) share for every five hundred (500) shares, with the exact ratio to be determined on one occasion by the Board in its sole discretion within 180 days following shareholder approval. The Share Consolidation will be accompanied by a corresponding increase in the par value of the ordinary shares, such that the Company’s authorized share capital, in the aggregate, will not be reduced as a result of the Share Consolidation.

The Share Consolidation will also reduce the number of the Company’s issued and outstanding ordinary shares at the same ratio selected by the Board within the approved range, with a corresponding increase in the par value per share. Except for adjustments resulting from the treatment of fractional shares as described above, each shareholder’s proportionate ownership interest in the Company’s issued and outstanding ordinary shares will remain unchanged immediately following the effectiveness of the Share Consolidation.

Proportionate adjustments will be made, in accordance with the terms of the relevant instruments, to the number of ordinary shares issuable upon the exercise or conversion of any outstanding options, warrants, or other convertible or exchangeable securities; and the applicable exercise or conversion prices thereof, so that, immediately following the Share Consolidation, the aggregate economic value of such securities will remain substantially the same as immediately prior to the Share Consolidation. As of the date of this proxy statement, there are no preferred shares issued and outstanding.

Procedure for Implementing the Share Consolidation

As soon as practicable following the effective date of the Share Consolidation, the Company will publicly announce the effectiveness of the Share Consolidation, including by filing a report with the U.S. Securities and Exchange Commission. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the Share Consolidation. If required, holders of certificated ordinary shares may be asked to surrender certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares. Holders of shares held in book-entry or non-certificated form will have their positions automatically adjusted to reflect the Share Consolidation. No new share certificates will be issued until any required documentation has been properly submitted to the exchange agent, in accordance with procedures to be set forth by the Company or the exchange agent.

Vote Required

This proposal requires an ordinary resolution, being a resolution passed by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS
VOTE “FOR” THIS PROPOSAL THREE.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the approval of the re-designation of share capital and adoption of the Second Amended and Restated Memorandum and Articles of Association, and the adoption of the Plan.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: January 21, 2026	By Order of the Board of Directors
/s/ Xie, Dongjian
Xie, Dongjian
Executive Chairman, Chief Executive Officer and Executive Director

ANNEX A

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

THE SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

Delixy Holdings Limited

(Adopted by way of a special resolution passed on [--] with effect from [--])

1.	The name of the Company is Delixy Holdings Limited.
2.	The registered office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, PO Box 2682, Grand Cayman, KY1-1111, Cayman Islands.
3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and shall include, but without limitation:
(a)

to act and perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;

(b)

to act as an investment company and for that purpose to subscribe, acquire, hold, dispose, sell, deal in or trade upon any terms, whether conditionally or absolutely, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to meet calls thereon.

4.

Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.
6.

The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

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8.

The share capital of the Company is US$2,500 divided into (a) 450,000,000 Class A Ordinary Shares with a par value of US$0.000005 each and (b) 50,000,000 Class B Ordinary Shares with a par value of US$0.000005 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

9.	The Company may exercise the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.
10.	Capitalised terms that are not defined in this Memorandum bear the same meanings as those given in the Articles of Association of the Company.

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The Companies Act (As Revised)
Exempted Company Limited by Shares

THE SECOND AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

Delixy Holdings Limited
(Adopted by way of a special resolution passed on [•] and to become effective from [•])

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INDEX

SUBJECT	Article No. Annex A
Table A	5
Interpretation	5 – 9
Share Capital	9
Alteration Of Capital	9 – 10
Share Rights	10 – 12
Variation Of Rights	12 – 13
Shares	13
Share Certificates	13 – 14
Lien	14 – 15
Calls On Shares	15 – 16
Forfeiture Of Shares	16 – 17
Register Of Members	17
Record Dates	17
Transfer Of Shares	18 – 19
Transmission Of Shares	19
Untraceable Members	19 – 20
General Meetings	20
Notice Of General Meetings	20 – 21
Proceedings At General Meetings	21
Voting	22 – 23
Proxies	23 – 24
Corporations Acting By Representatives	24 – 25
No Action By Written Resolutions Of Members	25
Board Of Directors	25 – 26
Disqualification Of Directors	26
Executive Directors	26
Alternate Directors	27
Directors’ Fees And Expenses	27 – 28
Directors’ Interests	28 – 29
General Powers Of The Directors	29 – 30
Borrowing Powers	30 – 31
Proceedings Of The Directors	31 – 32
Audit Committee	32
Officers	32
Register of Directors and Officers	33
Minutes	33
Seal	33
Authentication Of Documents	33
Destruction Of Documents	34
Dividends And Other Payments	34 – 37
Reserves	37
Capitalisation	38
Subscription Rights Reserve	38 – 39
Accounting Records	39 – 40
Audit	40
Notices	41 – 42
Signatures	42
Winding Up	42
Indemnity	43
Financial Year End	43
Amendment To Memorandum and Articles of Association And Name of Company	43
Information	43

Annex A-4

THE COMPANIES ACT (AS REVISED)
EXEMPTED COMPANY LIMITED BY SHARES

THE AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

Delixy Holdings Limited

TABLE A

1.    The regulations in Table A in the Schedule to the Companies Act (As Revised) do not apply to the Company.

INTERPRETATION

2.           (1)         In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING
“Act”	The Companies Act, Cap. 22 (As Revised) of the Cayman Islands.
“address”	for the purposes of these Articles, “address” includes an electronic address unless the Act or rules of the Designated Stock Exchange require a postal address.
“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.
“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 123 hereof, or any successor audit committee.
“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.
“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.
“capital”	the share capital from time to time of the Company.
“Class A Ordinary Shares”	class A ordinary shares of a nominal or par value of US$0.000005 each in the share capital of the Company having the rights set out in these Articles and “Class A Ordinary Share” means any of them.
“Class B Ordinary Shares”	class B ordinary shares of a nominal or par value US$0.000005 each in the share capital of the Company having the rights set out in these Articles and “Class B Ordinary Share” means any of them.
“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
“clearing house”

a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	Delixy Holdings Limited
“competent regulatory authority”

a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

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WORD	MEANING
“Conversion Date”	in respect of a Conversion Notice means the day on which that Conversion Notice is delivered.
“Conversion Notice”

a written notice delivered to the Company at its Office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 10.

“Conversion Number”	in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate.
“Conversion Rate”	means, at any time, on a 1:1 basis.
“Conversion Right”

In respect of a Class B Ordinary Share means the right of its holder, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.
“Designated Stock Exchange”	the stock exchange in the United States of America on which any shares are listed for trading.
“dollars” and “$”	dollars, the legal currency of the United States of America.
“Exchange Act”	the Securities Exchange Act of 1934, as amended.
“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.
“Independent Director”	a director who is an independent director as defined in the applicable rules and regulations of the Designated Stock Exchange.
“Member”	a duly registered holder from time to time of the shares in the capital of the Company.
“Memorandum of Association”	the memorandum of association of the Company, as amended from time to time.
“month”	a calendar month.
“Notice”

written notice unless otherwise specifically stated in these Articles and, where the context so requires, shall include any other document or communication to be served, issued, or given by the Company under these Articles or pursuant to applicable laws and regulations, including the rules of the Designated Stock Exchange and/or competent regulatory authority. For the avoidance of doubt, Notice may be provided in physical or electronic form.

“Office”	the registered office of the Company for the time being.
“ordinary resolution”

a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

“paid up”	paid up or credited as paid up.

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WORD	MEANING
“Register”

the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”

in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.
“Securities Act”	mean the U.S. Securities Act 1933 as amended, or any similar federal statute and the rules and regulations of the SEC thereunder as the same shall be in effect from time to time.
“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.
“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.
“shares”	collectively, Class A Ordinary Shares and Class B Ordinary Shares, or any of Class A Ordinary Shares or Class B Ordinary Shares, as applicable to the context, and includes any fraction of a share.
“special resolution”

a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.
“Statutes”	the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.
“year”	a calendar year.

(2)         In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)         words importing the singular include the plural and vice versa;

(b)         words importing a gender include both gender and the neuter;

(c)         words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)         the words:

(i)          “may” shall be construed as permissive;

(ii)         “shall” or “will” shall be construed as imperative;

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(e)         expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, email, facsimile, photography and other modes of representing words or figures in a visible form, including electronic writing or display (such as digital documents or electronic communications) provided that both the mode of service of the relevant document or Notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)          any requirement as to delivery under the Articles include delivery in the form of an electronic record (as defined in the Electronic Transactions Act of the Cayman Islands) or an electronic communication;

(g)         references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(h)         save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(i)          references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic communication or by electronic signature or by any other method and references to a Notice or document include a Notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(j)          Sections 8 and 19 of the Electronic Transaction Act of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles;

(k)         where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member;

(l)          references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

(m)        reference to a meeting: (a) shall, where the context is appropriate, include a meeting that has been postponed by the Board pursuant to Article 65, and (b) shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

(n)         references to the right of a Member to speak at a general meeting shall include the right to raise questions or make statements to the chairman of the meeting, verbally or in written form, by means of electronic facilities. Such a right shall be deemed to have been duly exercised if the questions or statements may be heard or seen by all or only some of the persons present at the meeting (or only by the chairman of the meeting) in which event the chairman of the meeting shall relay the questions raised or the statements made verbatim to all persons present at the meeting, either orally or in writing using electronic facilities;

(o)         unless the context otherwise requires, any reference to “print”, “printed”, or “printed copy” and “printing” shall be deemed to include electronic versions or electronic copies; and

(p)         any reference to the term “place” within these Articles shall be construed as applicable only in contexts where a physical location is required or relevant. Any reference to a “place” for the delivery, receipt, or payment of monies, whether by the Company or by Members, shall not preclude the use of electronic means for such delivery, receipt, or payment. For the avoidance of doubt, references to a “place” in the context of meetings shall include physical, electronic, or hybrid meeting formats, as permitted by applicable laws and regulations. Notices of meetings, adjournments, postponements, or

Annex A-8

any other references to a “place” shall be interpreted to include virtual platforms or electronic means of communication where applicable. Where the term “place” is out of context, unnecessary, or not applicable, such reference shall be disregarded without affecting the validity or interpretation of the relevant provision.

SHARE CAPITAL

3.           (1)         The share capital of the Company at the date on which these Articles come into effect is US$2,500 divided into (a) 450,000,000 Class A Ordinary Shares with a par value of US$0.000005 each, and (b) 50,000,000 Class B Ordinary Shares with a par value of US$0.000005 each.

(2)         Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorized by these Articles for purposes of the Act. Subject to the Act and the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority, the Company is hereby authorized to make payments in respect of a redemption or purchase of its own shares in any manner authorized by the Act, including out of its capital. The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

(3)         The Company is authorised to hold treasury shares in accordance with the Act and may designate as treasury shares any of its shares that it purchases or redeems, or any share surrendered to it subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority. Shares held by the Company as treasury shares shall continue to be classified as treasury shares until such shares are either cancelled or transferred as the Board may determine on such terms and subject to such conditions as it in its absolute discretion thinks fits in accordance with the Act subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority.

(4)         The Company may accept the surrender for no consideration of any fully paid share unless, as a result of such surrender, there would no longer be any issued shares of the Company other than shares held as treasury shares.

(5)         No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.    The Company may from time to time by ordinary resolution in accordance with the Act alter the conditions of its Memorandum of Association to:

(a)         increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)         consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)         without prejudice to the powers of the Board under Article 13, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

Annex A-9

(d)         sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)         cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5.    The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the Article 4 and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise any person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6.    The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7.    Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8.    Subject to the provisions of the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 13 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9.    Subject to the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that may be or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

10.         (1)         Subject to Article 3 and Article 13(1), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall be divided into shares of two classes: Class A Ordinary Shares and Class B Ordinary Shares, effective immediately upon these Articles taking effect. Class A Ordinary Shares and Class B Ordinary Shares shall, except as otherwise provided herein, carry equal rights and rank pari passu with one another:

Holders of Class A Ordinary Shares shall, subject to these Articles, have the following rights:

(a)         be entitled to one vote per share;

(b)         be entitled to such dividends as the Board may from time to time declare;

Annex A-10

(c)         in the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)         generally, be entitled to enjoy all of the rights attaching to shares.

Holders of Class B Ordinary Shares shall, subject to these Articles, have the following rights:

(a)         As regards conversion

(i)          Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(ii)         Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Upon conversion, the Company shall procure that upon request by the relevant Member, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be. Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)        Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article 10 shall be effected in such manner as permissible under the laws of the Cayman Islands including by way of a re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share or by way of a repurchase or redemption of the relevant Class B Ordinary Share in consideration of the issue of relevant Class A Ordinary Share. All Class A Ordinary Shares so converted shall carry such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members of the Company to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares or repurchase or redemption of the relevant Class B Ordinary Shares and issue of Class A Ordinary Shares.

(iv)        Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall:

(1)         at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and

Annex A-11

(2)         not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(b)         As regards Voting Rights

Holders of shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with Article 11 below), vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.

(c)         As regards Transfer

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares unless the holder of the Class B Ordinary Shares and the Board of Directors consent in writing to the retention of Class B Ordinary Shares status by the transferee.

For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s Register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a Member holding that number of Class A Ordinary Shares in the Register of Members unless the original holder of the Class B Ordinary Shares (i.e. the charger) and the Board of Directors consent in writing to the retention of Class B Ordinary Shares status by the transferee.

(2)         Unless explicitly stated otherwise in these Articles, including Article 10, Class A Ordinary Shares and Class B Ordinary Shares shall rank equally in all respects and shall have the same rights, preferences, privileges and restrictions, including rights to dividends, liquidation proceeds, and other financial or economic entitlements. Any amendments to the rights of either class of shares shall be subject to the provisions of Article 11.

VARIATION OF RIGHTS

11.    Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)         notwithstanding Article 59 which shall not apply to this Article 11, separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 11 shall be deemed to give any Member or Members the right to call a class or series meeting;

(b)         the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third of the voting rights attached to the

Annex A-12

issued voting shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum (whatever the number of shares held by them));

(c)         every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(d)         any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

12.    The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

13.         (1)         Subject to the Act, these Articles and, where applicable, the rules and regulations of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount to their nominal value.

(2)         Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

(3)         The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

14.    The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

15.    Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

16.    Subject to the Act and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

17.               Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No

Annex A-13

certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

18.         (1)         In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2)         Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

19.    The Company is not obliged to issue a share certificate to a Member unless the Member requests it in writing from the Company. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

20.    Share certificates shall be issued within the relevant time limit as prescribed by the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21.         (1)         Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article 21. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)         The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22.    If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

23.    The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually become due or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article 23.

Annex A-14

24.    Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

25.    The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

26.    Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

27.    A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

28.    A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

29.    If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest in whole or in part.

30.    No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

31.    On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

32.    Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

33.    On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Annex A-15

34.    The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one (1) month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

35.         (1)         If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)         requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)         stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2)         If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

36.    When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

37.    The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

38.    Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

39.    A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Board shall in its discretion so requires) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board shall determine. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article 39 any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

40.    A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

Annex A-16

41.    Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

42.    The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

43.    The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

44.         (1)         The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)         the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)         the date on which each person was entered in the Register; and

(c)         the date on which any person ceased to be a Member.

(2)         The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

45.    The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or Registration Office or such other place at which the Register is kept in accordance with the Act. The Register including any overseas or local or other branch register of Members may, after compliance with any notice requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed for inspection at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

46.    For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Annex A-17

TRANSFER OF SHARES

47.         (1)         Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(2)         Notwithstanding the provisions of subparagraph (1) above, for so long as any shares are listed on the Designated Stock Exchange, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares. The register of members of the Company in respect of its listed shares (whether the Register or a branch register) may be kept by recording the particulars required by Section 40 of the Act in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares.

48.    The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 47, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

49.         (1)         The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2)         The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3)         Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

50.    Without limiting the generality of the Article 49, the Board may decline to recognise any instrument of transfer unless:-

(a)         a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)         the instrument of transfer is in respect of only one class of share;

(c)         the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)         if applicable, the instrument of transfer is duly and properly stamped.

Annex A-18

51.    If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

52.    The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution.

TRANSMISSION OF SHARES

53.    If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

54.    Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or the Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

55.    A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 76(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

56.         (1)         Without prejudice to the rights of the Company under paragraph (2) of this Article 56, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2)         The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)         all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)         so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)         the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

Annex A-19

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3)         To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

57.    The Company shall, if required by the Statute, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. An annual general meeting of the Company shall be held at such time and place as may be determined by the Board.

58.    Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the Board. Notwithstanding any provisions in these Articles, any general meeting or any class meeting may be held physically, as a hybrid meeting (partially physical and partially electronic) or wholly by electronic means, using such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting shall constitute presence at such meeting. Unless otherwise determined by the Directors, the manner of convening and the proceedings at a general meeting set out in these Articles shall apply, mutatis mutandis, to hybrid or wholly electronic meetings. In the event of any technical difficulties, disruptions, or procedural issues arising during a hybrid or electronic meeting, including but not limited to connectivity problems, platform malfunctions, or disputes regarding the conduct of the meeting, the chairman of the meeting shall have the authority to make any rulings or decisions necessary to address such issues. Any such ruling, determination, or decision made by the chairman of the meeting shall be final, conclusive, and binding on the Company and all Members.

59.    A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

NOTICE OF GENERAL MEETINGS

60.         (1)         An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)         in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)         in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

Annex A-20

(2)         The notice shall specify the time of the meeting, the physical location (if applicable), and in the case of a hybrid or electronic meeting, the electronic platform or means by which Members may attend and participate. It shall also include in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors. For hybrid or electronic meetings, the Notice shall either include instructions for accessing and participating in the meeting or specify where or how such instructions will be provided to the Members.

61.    The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

62.         (1)         All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a)         the declaration and sanctioning of dividends; and

(b)         consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet.

(2)         No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third of the voting rights attached to the issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

63.    If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

64.    The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman.

65.    Prior to the holding of a general meeting, the Board may postpone, and at a general meeting, the chairman, may (without consent of the meeting) or shall at the direction of the meeting adjourn the meeting, from time to time and from place to place, but no business shall be transacted at any adjourned or postponed meeting other than the business which might lawfully have been transacted at the meeting had the adjournment or postponement not taken place. When a meeting is adjourned or postponed for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned or postponed meeting shall be given specifying the time and place of the adjourned or postponed meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned or postponed meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment or postponement.

66.    If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

Annex A-21

VOTING

67.    Holders of shares are entitled to receive notice of, attend, speak, and vote at general meetings of the Company, subject to any special rights or restrictions on voting specified in these Articles. In a show of hands at a general meeting, each holder of Class A Ordinary Shares present in person, by proxy, or (if a corporation) by a duly authorized representative, has one vote, and each holder of Class B Ordinary Shares present in person, by proxy, or (if a corporation) by a duly authorized representative, has fifty (50) votes. In a poll, each fully paid Class A Ordinary Share carries one vote, and each fully paid Class B Ordinary Share carries fifty (50) votes, whether held by a Member present in person, by proxy, or (if a corporation) by a duly authorized representative. Shares not fully paid, or amounts paid or credited in advance of calls or instalments, do not count as paid for voting purposes. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules and regulations of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)         by the chairman of such meeting; or

(b)         by at least three Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)         by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and representing not less than one tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d)         by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member. Votes (whether on a show of hands or by way of poll) may be cast by such means, electronic or otherwise, as the Directors or the chairman of the meeting may determine.

68.    Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

69.    If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules and regulations of the Designated Stock Exchange.

70.    A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

71.    The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

72.    On a poll votes may be given either personally or by proxy.

73.    A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

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74.    All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles, by the Act or the rules and regulations of the Designated Stock Exchange. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

75.    Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

76.         (1)         A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2)         Any person entitled under Article 54 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

77.    No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

78.    If:

(a)         any objection shall be raised to the qualification of any voter; or

(b)         any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)         any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

79.    Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

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80.    The instrument appointing a proxy shall be in such form, including electronic or otherwise, as the Board may determine and in the absence of such determination, shall be in writing, which may include electronic writing, and signed by the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

81.    Unless otherwise determined by the Board, the instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

82.    Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

83.    A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

84.    Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

85.         (1)         Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2)         If a clearing house (or its nominee(s)) or a central depository entity (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or a central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or a central depository entity (or its nominee(s)) including the right to vote individually on a show of hands.

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(3)         Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

NO ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

86.    Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Act and may not be taken by written resolution of Members without a meeting.

BOARD OF DIRECTORS

87.         (1)         Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Board. For so long as the shares are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange require, unless the Board resolves to follow any available exceptions or exemptions. The Directors shall be elected or appointed in accordance with Article 87 and 88 and shall hold office until the expiration of his term or until their successors are elected or appointed.

(2)         Subject to the Articles and the Act, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3)         The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the Designated Stock Exchange as long as shares are listed on the Designated Stock Exchange, unless the Board resolves to follow any available exceptions or exemptions.

(4)         No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5)         Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6)         A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7)         The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

Annex A-25

DISQUALIFICATION OF DIRECTORS

88.    The office of a Director shall be vacated if the Director:

(1)         resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2)         becomes of unsound mind or dies;

(3)         without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(4)         becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5)         is prohibited by law from being a Director; or

(6)         ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

89.    The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article 91 shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

90.    Notwithstanding Articles 95, 96, 97 and 98, an executive director appointed to an office under Article 89 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

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ALTERNATE DIRECTORS

91.    Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

92.    An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

93.    Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from the People’s Republic of China or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

94.    An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director.

DIRECTORS’ FEES AND EXPENSES

95.    The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director.

96.    Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

97.    Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

Annex A-27

98.    The Board shall determine any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS’ INTERESTS

99.    A Director may:

(a)         hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)         act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)         continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no Independent Director shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an Independent Director.

100.    Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 101 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an Independent Director, or that would constitute a “related party transaction” as defined by the rules and regulations of the Designated Stock Exchange or under applicable laws, shall require the approval of the Audit Committee.

101.             A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the

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meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)     he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)    he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

102.    Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of the Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

103.       (1)         The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2)         Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any one Director on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3)         Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)         to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)         to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)         to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

104.             The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation

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may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

105.    The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

106.    The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

107.    All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

108.       (1)         The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2)         The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

109.    The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110.    Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

111.    Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

112.       (1)         Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

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(2)         The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

113.    The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

114.    A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

115.       (1)         The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2) of the Board. An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2)         Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3)         Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

116.    The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles as the quorum, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

117.    The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

118.    A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

119.       (1)         The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2)         All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

120.    The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

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121.    A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

122.    All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

AUDIT COMMITTEE

123.    Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules and regulations of the Designated Stock Exchange and the rules and regulations of the SEC.

124.    The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

125.    For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest in accordance with the audit committee charter.

OFFICERS

126.       (1)         The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles. In addition to the officers of the Company, the Board may also from time to time determine and appoint managers and delegate to the same such powers and duties as are prescribed by the Board.

(2)         The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3)         The officers shall receive such remuneration as the Directors may from time to time determine.

127.       (1)         The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2)         The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

128.    The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

129.    A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

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REGISTER OF DIRECTORS AND OFFICERS

130.    The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

131.       (1)         The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)         of all elections and appointments of officers;

(b)         of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)         of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)         Minutes shall be kept by the Secretary at the Office.

SEAL

132.       (1)         The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article 132 shall be deemed to be sealed and executed with the authority of the Board previously given.

(2)         Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

133.    Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

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DESTRUCTION OF DOCUMENTS

134.       (1)         The Company shall be entitled to destroy the following documents at the following times:

(a)         any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)         any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)         any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)         any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)         copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article 134 shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article 134 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article 134 to the destruction of any document include references to its disposal in any manner.

(2)         Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article 134 and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

135.    Subject to the Act, the Board may from time to time declare dividends in any currency to be paid to the Members.

136.    Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

137.    Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)         all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)         all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

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138.    The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

139.    The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

140.    No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

141.    Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

142.    All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

143.    Whenever the Board has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

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144.       (1)         Whenever the Board has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)         that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)          the basis of any such allotment shall be determined by the Board;

(ii)         the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)        the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)        the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)         that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)          the basis of any such allotment shall be determined by the Board;

(ii)         the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)        the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)        the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

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(2)         (a)         The shares allotted pursuant to the provisions of paragraph (1) of this Article 144 shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article 144 in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)         The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article 144, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3)         The Board may determine and resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article 144 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4)         The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article 144 shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5)         Any resolution declaring a dividend on shares of any class by the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

145.       (1)         The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2)         Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

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CAPITALISATION

146.    The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the basis that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article 146, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

147.    The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

148.    The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1)         If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)         as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article 148) maintain in accordance with the provisions of this Article 148 a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)         the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)         upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)          the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

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(ii)         the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)         if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2)         Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3)         The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4)         A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

149.    The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

150.    The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

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151.    Subject to Article 152, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto in any manner set out in Article 160 every year. The Directors shall have the discretion to lay these documents before the Company at any annual general meeting held in accordance with Article 57 in which case, the documents shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting. This Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

152.    Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 151 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summarised financial statements, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

153.    The requirement to send to a person referred to in Article 151 the documents referred to in that article or a summary financial report in accordance with Article 152 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 151 and, if applicable, a summary financial report complying with Article 152, by placing it on the website of the Company, the SEC or the Designated Stock Exchange or in any other manner (including by sending any form of electronic communication) permitted by Article 160.

AUDIT

154.    Subject to applicable law and rules and regulations of the Designated Stock Exchange, the Board shall appoint an Auditor to audit the accounts of the Company and such auditor shall hold office until removed from office by a resolution of the Directors. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor.

155.    Subject to the Act the accounts of the Company shall be audited at least once in every year.

156.    The remuneration of the Auditor shall be determine by the Audit Committee or, in the absence of such Audit Committee, by the Board.

157.    The Board may remove the Auditor at any time before the expiration of his term of office and may by resolution appoint another Auditor in his stead.

158.    The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

159.    The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

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NOTICES

160.    Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or electronic communication and any such Notice and document may be served or delivered by the Company on or to any Member either (i) personally or (ii) by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or (iii) by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or electronic address or website supplied by him to the Company for the giving of Notice or documents to him or which the person transmitting the notice or document reasonably and bona fide believes at the relevant time will result in the Notice or document being duly received by the Member or (iv) may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or (v) to the extent permitted by all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, by placing it on the website of the Company, the SEC or the Designated Stock Exchange. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161.    Any Notice or other document:

(a)         if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)         if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the website of the Company, the SEC or the Designated Stock Exchange is deemed given by the Company to a Member on the day it is placed;

(c)         if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission or publication shall be conclusive evidence thereof; and

(d)         may be given to a Member in the English language or such other language as may be approved by the Directors, subject to due compliance with all applicable Statutes, rules and regulations.

162.       (1)         Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

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(2)         A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3)         Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

(4)         Every Member or a person who is entitled to receive notice from the Company under the provisions of the Statutes or these Articles may register with the Company an electronic address to which notices can be served upon him.

SIGNATURES

163.    For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received. The signature to any notice or document to be given by the Company may be written, printed or made electronically.

WINDING UP

164.       (1)         Subject to Article 164(2), the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2)         Unless otherwise provided by the Ac, a resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

165.       (1)         Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2)         If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

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INDEMNITY

166.       (1)         Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, or other officer for the time being and from time to time of the Company (but not including the Auditor) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, proceeding, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

(2)         Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud, willful default or dishonesty which may attach to such Director.

FINANCIAL YEAR

167.    Unless otherwise determined by the Directors, the financial year of the Company shall end on the 31st of December in each year.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

168.    No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

169.    No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

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ANNEX B

2026 DELIXY HOLDINGS LIMITED EQUITY INCENTIVE PLAN

1. Purpose.

The purpose of the Delixy Holdings Limited (the “Company”) 2026 Equity Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Ordinary Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.

2. Definitions.

The following definitions shall be applicable throughout this Plan:

(a) “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award and Performance Compensation Award granted under this Plan.

(c) “Board” means the Board of Directors of the Company.

(d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by federal law or executive order to be closed.

(e) “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the physical disability of the Participant (as determined by a neutral physician), or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful misfeasance or breach of fiduciary duty by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement, misappropriation of the Company or its Affiliate’s assets or any felony or other crime of dishonesty in connection with the Participant’s duties; (D) conviction of the Participant of a felony or any other crime that would materially and adversely affect: (i) the business reputation of the Company or (ii) the performance of the Participant’s duties to the Company, or (E) failure by a Participant to follow the lawful directions of a superior officer or the Board. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(f) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has ownership of more than two thirds (2/3) of the combined voting power of the Company’s then issued and outstanding Voting Securities.

Annex B-1

(ii) The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, amalgamation, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least forty percent (40%) of the members of the Board; or

(iii) The consummation of any of the following events:

(A) A merger, consolidation, amalgamation, arrangement or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result;

(B) A liquidation or dissolution of or appointment of a receiver or similar person for, or the filing by a third party of an involuntary bankruptcy liquidation against, the Company; provided, however, that to the extent necessary to comply with Section 409A of the Code, the occurrence of an event described in this subsection (B) shall not permit the settlement of Restricted Stock Units granted under this Plan; or

(C) An agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

(g) “Closing Price” means (A) during such time as the Ordinary Shares are registered under Section 12 of the Exchange Act, the closing price of the Ordinary Shares as reported by an established stock exchange or automated quotation system on the day for which such value is to be determined, or, if no sale of the Ordinary Shares shall have been made on any such stock exchange or automated quotation system that day, on the next preceding day on which there was a sale of such Ordinary Shares, or (B) during any such time as the Ordinary Shares are not listed upon an established stock exchange or automated quotation system, the mean between dealer “bid” and “ask” prices of the Ordinary Shares in the over-the-counter market on the day for which such value is to be determined, as reported by the Financial Industry Regulatory Authority, Inc., or (C) during any such time as the Ordinary Shares cannot be valued pursuant to (A) or (B) above, the fair market value shall be as determined by the Committee considering all relevant information including, by example and not by limitation, the services of an independent appraiser.

(h) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(i) “Committee” means the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board).

(j) “Company” means Delixy Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands, together with its successors and assigns.

(k) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(l) “Disability” means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(m) “Effective Date” means the date when the Plan is adopted by the shareholders at a general meeting.

(n) “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

(o) “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director, officer or manager of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate, provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

Annex B-2

(p) “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in this Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(q) “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(r) “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules regulations and standards, means, on a given date, (i) if the Ordinary Shares (A) are listed on a national securities exchange or (B) are not listed on a national securities exchange, but is quoted by the OTC Markets Group, Inc. (www.otcmarkets.com) or any successor or alternative recognized over-the-counter market or another inter-dealer quotation system, on a last sale basis, the average selling price of the Ordinary Shares reported on such national securities exchange or other inter-dealer quotation system, determined as the arithmetic mean of such selling prices over the thirty (30)-Business Day period preceding the Date of Grant, weighted based on the volume of trading of such Ordinary Shares on each trading day during such period; or (ii) if the Ordinary Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Ordinary Shares.

(s) “Immediate Family Members” shall have the meaning set forth in Section 15(b) of this Plan.

(t) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

(u) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(v) “Mature Shares” means Ordinary Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(w) “Negative Discretion” shall mean the discretion authorized by this Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(x) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(y) “Option” means an Award granted under Section 7 of this Plan.

(z) “Option Period” has the meaning given such term in Section 7(c) of this Plan.

(aa) “Ordinary Shares” means the class A ordinary shares, par value US$0.000005 per share, and class B ordinary shares, par value US$0.000005 per share, of the Company (and any stock or other securities into which such ordinary shares may be converted or into which they may be exchanged).

(bb) “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(cc) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of this Plan.

(dd) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under this Plan.

(ee) “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

Annex B-3

(ff) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(gg) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(hh) “Permitted Transferee” shall have the meaning set forth in Section 15(b) of this Plan.

(ii) “Person” has the meaning given such term in the definition of “Change in Control.”

(jj) “Plan” means this 2026 Delixy Holdings Limited Equity Incentive Plan, as amended from time to time.

(kk) “Retirement” means the fulfillment of each of the following conditions: (i) the Participant is good standing with the Company as determined by the Committee; (ii) the voluntary termination by a Participant of such Participant’s employment or service to the Company and (B) that at the time of such voluntary termination, the sum of: (1) the Participant’s age (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) and (2) the Participant’s years of employment or service with the Company (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) equals at least 62 (provided that, in any case, the foregoing shall only be applicable if, at the time of Retirement, the Participant shall be at least 55 years of age and shall have been employed by or served with the Company for no less than 5 years).

(ll) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(mm) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(nn) “Restricted Stock” means Ordinary Shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(oo) “SAR Period” has the meaning given such term in Section 8(b) of this Plan.

(pp) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(qq) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of this Plan which meets all of the requirements of Section 1.409A-1(b)(5)(i)(B) of the Treasury Regulations.

(rr) “Stock Bonus Award” means an Award granted under Section 10 of this Plan.

(ss) “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(tt) “Subsidiary” means, with respect to any specified Person:

              (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of the outstanding voting securities of such entity (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’/ stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

Annex B-4

(ii) any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(uu) “Substitute Award” has the meaning given such term in Section 5(e).

(vv) “Treasury Regulations” means any regulations, whether proposed, temporary or final, promulgated by the U.S. Department of Treasury under the Code, and any successor provisions.

3. Effective Date; Duration.

The Plan shall be effective as of the Effective Date. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4. Administration.

(a) The Committee shall administer this Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under this Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under this Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by all members of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b) Subject to the provisions of this Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by this Plan and its charter, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Ordinary Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Ordinary Shares, other securities, other Awards or other property, or canceled, forfeited, repurchased or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, repurchased or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Ordinary Shares, other securities, other Awards or other property and other amounts payable with respect to an Award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules, conditions and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

(c) The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code.

(d) Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations, and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

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(e) No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company or the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall, to the maximum extent permitted under all applicable laws, be indemnified and held harmless by the Company to the fullest extent permitted by applicable law against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the memorandum and articles of association of the Company. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the memorandum and articles of association of the Company, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards.

5. Grant of Awards; Shares Subject to this Plan; Limitations.

              (a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 3, Section 12 and Section 13 of this Plan, the Committee is authorized to deliver under this Plan an aggregate number of Ordinary Shares that is ten percent (10%) of the number of total issued and outstanding Ordinary Shares of our Company on a fully-diluted basis as of the Effective Date. Each Ordinary Share subject to an Option or a Stock Appreciation Right will reduce the number of Ordinary Shares available for issuance by one share, and each Ordinary Share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of Ordinary Shares available for issuance by one share.

(c) Ordinary Shares underlying Awards under this Plan that are forfeited, repurchased, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under this Plan at the same ratio at which they were previously granted. Notwithstanding the foregoing, the following Ordinary Shares shall not be available again for Awards under the Plan: (i) shares tendered or held back upon the exercise of an Option or settlement of an Award to cover the Exercise Price of an Award; (ii) shares that are used or withheld to satisfy tax obligations of the Participant; and (iii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the SAR upon exercise thereof.

(d) Ordinary Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Subject to compliance with Section 1.409A-3(f) of the Treasury Regulations, Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Ordinary Shares underlying any Substitute Awards shall be counted against the aggregate number of Ordinary Shares available for Awards under this Plan.

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6. Eligibility.

Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7. Options.

(a) Generally. Each Option granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. All Options granted under this Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Notwithstanding any designation of an Option, to the extent that the aggregate Fair Market Value of Ordinary Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

(b) Exercise Price. The exercise price (“Exercise Price”) per Ordinary Share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant; and, provided further, that notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Ordinary Share.

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and as set forth in the applicable Award agreement, and shall expire after such period, not to exceed ten (10) years from the Date of Grant, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; and, provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) an Option shall vest and become exercisable with respect to 100% of the Ordinary Shares subject to such Option on the Date of Grant;

(ii) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the Option Period;

Annex B-7

(B) for directors, officers and employees of the Company only, for the remainder of the Option Period following termination of employment or service by reason of such Participant’s Retirement (it being understood that any Incentive Stock Option held by the Participant shall be treated as a Nonqualified Stock Option if exercise is not undertaken within 90 days of the date of Retirement);

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and

(iii) both the unvested and the vested portion of an Option shall immediately expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d) Method of Exercise and Form of Payment. No Ordinary Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award agreement accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check (subject to collection), cash equivalent and/or vested Ordinary Shares valued at the Closing Price at the time the Option is exercised; provided, however, that such Ordinary Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value (as determined by the Committee in its discretion) on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Ordinary Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Ordinary Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Ordinary Shares for which the Option was exercised that number of Ordinary Shares having a Closing Price equal to the aggregate Exercise Price for the Ordinary Shares for which the Option was exercised. Any fractional Ordinary Shares shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Ordinary Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Ordinary Shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Ordinary Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) Generally. Each SAR granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. Any Option granted under this Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

Annex B-8

(b) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) a SAR shall vest and become exercisable with respect to 100% of the Ordinary Shares subject to such SAR on the third anniversary of the Date of Grant;

(ii) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the SAR Period;

(B) for directors, officers and employees of the Company only, for the remainder of the SAR Period following termination of employment or service by reason of such Participant’s Retirement;

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and

(iii) both the unvested and the vested portion of a SAR shall expire immediately upon the termination of the Participant’s employment or service by the Company for Cause.

(c) Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Closing Price exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(d) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Closing Price of one Ordinary Share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in Ordinary Shares valued at fair market value, or any combination thereof, as determined by the Committee. Any fractional Ordinary Share shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Company shall allot and issue the relevant Ordinary Shares which shall be credited by way of a book entry in a restricted account which shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, (ii) an instrument of transfer and/or the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement and (iii) any other documents as may be reasonably required by the Committee. If a Participant shall fail to

Annex B-9

execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement, an instrument of transfer and/or a blank share power and any other document as may be reasonably required by the Committee within the amount of time specified by the Committee, the Award shall be null and void ab initio. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the escrow agreement shall entitle the Participant to receive economic interest, if applicable, and to give voting instructions with respect to the underlying Ordinary Shares. To the extent any Restricted Stocks are forfeited or repurchased, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement: (i) the Restricted Period shall lapse with respect to 100% of the Restricted Stock and Restricted Stock Units on the first (1st) anniversary of the Date of Grant; and (ii) the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited or repurchased upon termination of employment or service of the Participant granted the applicable Award.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. (i) Upon the expiration of the Restricted Period with respect to any Restricted Stock, the restrictions set forth in the applicable share certificate shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired. Dividends, if any, that may have been withheld by the Committee and attributable to any particular Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Ordinary Shares having a Closing Price equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, one Ordinary Share for each such outstanding Restricted Stock Unit and such recipient shall pay to the Company an amount equal to the aggregate par value of the Ordinary Shares so received; provided, however, that the Committee may, in its sole discretion and subject to the requirements of Section 409A of the Code, elect to (i) pay cash or part cash and part Ordinary Share in lieu of delivering only Ordinary Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Ordinary Shares (or cash or part Ordinary Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Ordinary Shares, the amount of such payment shall be equal to the Closing Price of the Ordinary Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

10. Stock Bonus Awards. The Committee may issue unrestricted Ordinary Shares1, or other Awards denominated in Ordinary Shares, under this Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.

(a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of this Plan, to designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

____________

1       If new Ordinary Shares will be issued, please clarify how these shares will be paid for.

Annex B-10

(b) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing, as determined by the Committee. Any one or more of the Performance Criteria adopted by the Committee may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period and thereafter promptly communicate such Performance Criteria to the Participant.

(d) Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining shareholder approval. The Committee is authorized at any time during the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

Annex B-11

(iv) Use of Negative Discretion. In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion, except as is otherwise provided in this Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of this Plan.

(f) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed in order to comply with the short-term deferral rules under Section 1.409A-1(b)(4) of the Treasury Regulations. Notwithstanding the foregoing, payment of a Performance Compensation Award may be delayed, as permitted by Section 1.409A-2(b)(7)(i) of the Treasury Regulations, to the extent that the Company reasonably anticipates that if such payment were made as scheduled, the Company’s tax deduction with respect to such payment would not be permitted due to the application of Section 162(m) of the Code.

12. Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities or other property), recapitalization, share split, share consolidation, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Ordinary Shares or other securities of the Company, issuance of warrants or other rights to acquire Ordinary Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Ordinary Shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments that are equitable, including without limitation any or all of the following:

(i) adjusting any or all of (A) the number of Ordinary Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of this Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Ordinary Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award provided that the Exercise Price or Strike Price shall not be less than the par value of the Ordinary Shares or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and/ or

(iii) subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Ordinary Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Ordinary Share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Ordinary Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of an Ordinary Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) or ASC Topic 718, or any successor thereto), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive

Annex B-12

Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Effect of Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Committee in its sole discretion, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards:

(a) all of the then outstanding Options and SARs may immediately vest and may become immediately exercisable as of a time prior to the Change in Control;

(b) the Restricted Period may expire as of a time prior to the Change in Control (including without limitation a waiver of any applicable Performance Goals);

(c) Performance Periods in effect on the date the Change in Control occurs may end on such date, and the Committee (i) shall determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) may cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Ordinary Shares subject to their Awards. In the event no action is taken by the Committee to allow for the changes set forth in immediately preceding clauses (a) through (c), then no changes to the Award shall be effected.

14. Amendments and Termination.

(a) Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided, that (i) no amendment to the definition of Eligible Person in Section 2, Section 5(a), Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without shareholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Ordinary Shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; and, provided, further, that without shareholder approval, except as otherwise permitted under Section 12 of this Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash or take any action that would have the effect of treating such Award as a new Award for tax or accounting purposes and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Ordinary Shares are listed or quoted.

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15. General.

(a) Award Agreements. Each Award under this Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee..

(b) Nontransferability; Trading Restrictions.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or shareholders/ stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Ordinary Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in this Plan and the applicable Award agreement.

(iv) The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Ordinary Shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee may determine.

(c) Tax Withholding.

(i) A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Ordinary Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Ordinary Shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

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(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Ordinary Shares (which are not subject to any pledge or other security interest and are Mature Shares) owned by the Participant having a fair market value equal to such withholding liability or (B) having the Company withhold from the number of Ordinary Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability (but no more than the minimum required statutory withholding liability).

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(g) Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Shareholder. Except as otherwise specifically provided in this Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Ordinary Shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Ordinary Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall

Annex B-15

be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Ordinary Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Ordinary Shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Ordinary Shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of this Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Ordinary Shares from the public markets, the Company’s issuance of Ordinary Shares to the Participant, the Participant’s acquisition of Ordinary Shares from the Company and/or the Participant’s sale of Ordinary Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless doing so would violate Section 409A of the Code, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Ordinary Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Ordinary Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(j) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

Annex B-16

(m) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions.

(p) Severability. If any provision of this Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

(q) Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 162(m) Approval. If so determined by the Committee, the provisions of this Plan regarding Performance Compensation Awards shall be disclosed and approved by shareholders no later than the first shareholders meeting that occurs in the fifth year following the year in which shareholders previously approved such provisions, in each case in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such shareholder approval has not been obtained.

(s) Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(t) Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Ordinary Shares under an Award, that the Participant execute lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion.

(u) Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

(v) Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Ordinary Shares under any Award made under this Plan.

Annex B-17